UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                       (Amendment No.       11    )*


                          WATTS INDUSTRIES, INC.
                            (Name of Issuer)

               Class A Common Stock, par value $.10 per share
                     (Title of Class of Securities)

                             942749 10 2
                            (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





1.	Name of Reporting Person
	S.S. or I.R.S. identification no. of above person

	Timothy P. Horne

2.	Check the Appropriate Box if a Member of a Group	(a)   X
									                                           (b)
3.	SEC Use Only



4.	Citizenship or Place of Organization

	United States

		           5.	Sole Voting Power
Number of 		    8,081,676
  Shares
Beneficially	6.	Shared Voting Power
Owned by		      1,235,840
    Each
Reporting	   7.	Sole Dispositive Power
   Person		     2,974,856
    With
		           8.	Shared Dispositive Power
  			           4,849,080

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	9,317,516

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
________________________________________________

11.	Percent of Class Represented by Amount in Row 9

34.2%   (Decrease in percentage since 12/31/96 due to Frederic B.
Horne's withdrawal of shares from the Horne Family Voting Trust
- 1991.)

12.	Type of Reporting Person

	IN


1.	Name of Reporting Person
	S.S. or I.R.S. identification no. of above person

	Noah T. Herndon

2.	Check the Appropriate Box if a Member of a Group	(a)   X
									                                           (b)
3.	SEC Use Only



4.	Citizenship or Place of Organization

	United States

		           5.	Sole Voting Power
Number of 		    17,000
  Shares
Beneficially	6.	Shared Voting Power
Owned by		      1,235,840
    Each
Reporting	   7.	Sole Dispositive Power
   Person		     17,000
    With
		           8.	Shared Dispositive Power
  			           None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,252,840

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

	_______________________________________________

11.	Percent of Class Represented by Amount in Row 9

4.6%    (Mr. Herndon replaced Frederic B. Horne as co-trustee of the
Horne Family Voting Trust - 1991. See Exhibit 8 included herein.)

12.	Type of Reporting Person

	IN

1.	Name of Reporting Person
	S.S. or I.R.S. identification no. of above person

	George B. Horne

2.	Check the Appropriate Box if a Member of a Group	(a)   X
									                                           (b)
3.	SEC Use Only


	_______________________________________________

4.	Citizenship or Place of Organization

	United States

		           5.	Sole Voting Power
Number of 		    None
  Shares
Beneficially	6.	Shared Voting Power
Owned by		      None
    Each
Reporting	   7.	Sole Dispositive Power
   Person		     None
    With
		           8.	Shared Dispositive Power
  			           2,124,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	2,124,600

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

	_______________________________________________

11.	Percent of Class Represented by Amount in Row 9

	7.8%

12.	Type of Reporting Person

	IN

1.	Name of Reporting Person
	S.S. or I.R.S. identification no. of above person

	Daniel W. Horne

2.	Check the Appropriate Box if a Member of a Group	(a)   X
									                                           (b)
3.	SEC Use Only



4.	Citizenship or Place of Organization

	United States

		           5.	Sole Voting Power
Number of 		    None
  Shares
Beneficially	6.	Shared Voting Power
Owned by		      None
    Each
Reporting	   7.	Sole Dispositive Power
   Person		     None
    With
		           8.	Shared Dispositive Power
  			           1,335,840

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,335,840

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

	___________________________________

11.	Percent of Class Represented by Amount in Row 9

	4.9%

12.	Type of Reporting Person

	IN

1.	Name of Reporting Person
	S.S. or I.R.S. identification no. of above person

	Deborah Horne

2.	Check the Appropriate Box if a Member of a Group	(a)   X
									                                           (b)
3.	SEC Use Only



4.	Citizenship or Place of Organization

	United States

		           5.	Sole Voting Power
Number of 		    None
  Shares
Beneficially	6.	Shared Voting Power
Owned by		      None
    Each
Reporting	   7.	Sole Dispositive Power
   Person		     None
    With
		           8.	Shared Dispositive Power
  			           1,335,840

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,335,840

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

	_______________________________________________

11.	Percent of Class Represented by Amount in Row 9

	4.9%

12.	Type of Reporting Person

	IN

1.	Name of Reporting Person
	S.S. or I.R.S. identification no. of above person

	Peter W. Horne

2.	Check the Appropriate Box if a Member of a Group	(a)   X
									                                           (b)
3.	SEC Use Only


	_______________________________________________

4.	Citizenship or Place of Organization

	United States

		           5.	Sole Voting Power
Number of 		    100,000
  Shares
Beneficially	6.	Shared Voting Power
Owned by		      None
    Each
Reporting	   7.	Sole Dispositive Power
   Person		     100,000
    With
		           8.	Shared Dispositive Power
  			           1,235,840

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	1,335,840

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

	________________________________________________

11.	Percent of Class Represented by Amount in Row 9

	4.9%

12.	Type of Reporting Person

	IN

1.	Name of Reporting Person
	S.S. or I.R.S. identification no. of above person

	Judith Rae Horne

2.	Check the Appropriate Box if a Member of a Group	(a)   X
									                                           (b)
3.	SEC Use Only


	________________________________________________

4.	Citizenship or Place of Organization

	United States

		           5.	Sole Voting Power
Number of 		    None
  Shares
Beneficially	6.	Shared Voting Power
Owned by		      None
    Each
Reporting	   7. Sole Dispositive Power
   Person		     None
    With
		           8.	Shared Dispositive Power
  			           207,740

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	207,740

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

	_______________________________________________

11.	Percent of Class Represented by Amount in Row 9

	0.8%

12.	Type of Reporting Person

	IN

1.	Name of Reporting Person
	S.S. or I.R.S. identification no. of above person

	Tara V. Horne

2.	Check the Appropriate Box if a Member of a Group	(a)   X
									                                           (b)
3.	SEC Use Only
	________________________________________________

4.	Citizenship or Place of Organization

	United States

		           5.	Sole Voting Power
Number of 		    23,780
  Shares
Beneficially	6.	Shared Voting Power
Owned by		      None
    Each
Reporting	   7.	Sole Dispositive Power
   Person		     23,780
    With
		           8.	Shared Dispositive Power
  			           80,200

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

	103,980

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
	_______________________________________________

11.	Percent of Class Represented by Amount in Row 9

	0.4%

12.	Type of Reporting Person

	IN

STATEMENT ON SCHEDULE 13G

Item 1(a).  Name of Issuer.*

		   Watts Industries, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

		   815 Chestnut Street
		   North Andover, MA  01845

Item 2(a).  Names of Persons Filing.

		Timothy P. Horne
		Noah T. Herndon
		George B. Horne
		Daniel W. Horne
		Deborah Horne
		Peter W. Horne
		Judith Rae Horne
		Tara V. Horne


Item 2(b).  Address of Principal Business Office
	        or, if none, Residence.

		   Watts Industries, Inc.
		   815 Chestnut Street
		   North Andover, MA  01845

Item 2(c).  Citizenship.

		   United States

Item 2(d).  Title of Class of Securities.

		   Class A Common Stock, par value $.10 per share
____________________
*	Unless otherwise indicated, information contained in an Item
	pertains to all members of the group making this filing.

Item 2(e).  CUSIP Number.

		   942749 10 2


Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check  whether the person filing is a:

	(a)			Broker or Dealer registered under
		___		Section 15 of the Act.

	(b)	 		Bank as defined in Section 3(a)(6)
		___		of the Act.

	(c)	 		Insurance Company as defined in
		___	 	Section 3(a)(19) of the Act.

	(d)	 		Investment Company registered under
		___		Section 8 of the Investment Company
				Act.

	(e)	 		Investment Adviser registered under
		___		Section 203 of the Investment
				Advisers Act of 1940.

	(f)	 		Employee Benefit Plan, Pension Fund
		___		which is subject to the provisions of the
Employee Retirement Income Security Act of 1974 or Endowment Fund.

	(g)	 		Parent Holding Company, in
		___		accordance with Rule 13d-1(b)(ii)(G).

	(h)	 		Group, in accordance with Rule
		___		13d-1(b)(1)(ii)(H).


	Not Applicable.


Item 4.  Ownership.

	Timothy P. Horne

	(a)	Amount Beneficially Owned:

Timothy P. Horne (for purposes of this particular Item 4, "Mr.
Horne") is deemed the beneficial owner of 9,317,516 shares of Class A Common Stock of the Issuer. Except as noted below, all of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

Includes (i) 2,751,220 shares of Class B Common Stock and 67,742 shares of Class A Common Stock, beneficially owned by Mr. Horne, (ii) 1,335,840 shares beneficially owned by a revocable trust for the benefit of Daniel W. Horne, Mr. Horne's brother, for which Mr. Horne serves as sole trustee, (iii) 1,335,840 shares beneficially owned by a revocable trust for the benefit of Deborah Horne, Mr. Horne's sister, for which Mr. Horne serves as sole trustee, which trust is revocable with the consent of the trustee, (iv)1,235,840 shares beneficially owned by a revocable trust for the benefit of Peter W. Horne, Mr. Horne's brother, for which Frederic B. Horne serves as sole trustee, (v) 2,124,600 shares held for the benefit of George B. Horne, Mr. Horne's father, under a revocable trust for which Mr. Horne and George B. Horne serve as co-trustees, (vi) 50,000 shares owned by Tara V. Horne, Mr. Horne's daughter, (vii) 207,740 shares held by Judith Rae Horne, Mr. Horne's wife, as trustee or custodian for Mr. Horne's minor daughter,Tiffany Rae Horne (viii) 22,600 and 30,200 shares held for the benefit of Tiffany Rae Horne (Mr. Horne's daughter) and Tara V. Horne (Mr. Horne's daughter), respectively, under irrevocable trusts for which Mr. Horne serves as trustee, respectively, and (ix) 155,894 shares of Class A Common Stock issuable upon the exercise of stock options. The 2,751,220 shares of Class B Common Stock noted in clause (i), the shares noted in clauses (ii) and (iii) and (v) through (viii) (7,858,040 shares in the aggregate) are held in The George B. Horne Voting Trust Agreement
- 1997 ("1997 Voting Trust") for which Mr. Horne serves as trustee. (See Exhibits 4 and 5 for a description of the 1997 Voting Trust). The 1,235,840 shares of Class B Common Stock noted in clause (iv) are held in the Horne Family Voting Trust Agreement - 1991 ("1991 Voting Trust") for which Mr. Horne serves as co-trustee. (See Exhibits 6, 7 and 8 for a description of the 1991 Voting Trust.) All shares beneficially owned or which may be deemed to be beneficially owned by Mr. Horne are Class B Common Stock except 67,742 of the shares noted in clause (i) and all of the shares noted in clause (ix).


	(b)	Percent of Class:

		34.2% (See Exhibit 1)

	(c) 	Number of shares as to which such person has:

	    (i)	sole power to vote or to direct the vote
						8,081,676

	   (ii)	shared power to vote or to direct the vote
					1,235,840

	  (iii)	sole power to dispose or to direct the disposition of
						2,974,856

	  (iv)	shared power to dispose or to direct the disposition of
						4,849,080


Item 4.  Ownership.

	Noah T. Herndon

	(a)	Amount Beneficially Owned:

Noah T. Herndon (for purposes of this particular Item 4, "Mr. Herndon") is deemed the beneficial owner of 1,252,840 shares of Class A Common Stock of the Issuer. Except as noted below, all of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

Includes (i) 3,000 shares of Class A Common Stock, beneficially owned by Mr. Herndon, (ii) 1,235,840 shares beneficially owned by a revocable trust for the benefit of Peter W. Horne, for which Mr. Frederic B. Horne, Peter W. Horne's brother, serves as sole trustee, and (iii) 14,000 shares of Class A Common Stock issuable upon the exercise of stock options. The 1,235,840 shares of Class B Common Stock noted in clause (ii) are held in the 1991 Voting Trust for which Mr. Herndon serves as co-trustee (See Exhibits 6, 7 and 8 for a description of the 1991 Voting Trust). All shares beneficially owned or which may be deemed to be beneficially owned by Mr. Herndon are Class B Common Stock except all of the shares noted in clauses
(i) and (iii).


	(b)	Percent of Class.

		4.6% (See Exhibit 1)

	(c)	Number of shares as to which such person has:

	    (i)	sole power to vote or to direct the vote
						17,000

	   (ii)	shared power to vote or to direct the vote
			1,235,840

	  (iii)	sole power to dispose or to direct the disposition of
						17,000

	  (iv)	shared power to dispose or to direct the disposition of
						None

Item 4.  Ownership.

	George B. Horne

	(a)	Amount Beneficially Owned:

George B. Horne (for purposes of this particular Item 4, "Mr. Horne") is deemed the beneficial owner of 2,124,600 shares of Class A Common Stock of the Issuer. All of the beneficial ownership of Class A Common Stock is derived from beneficial ownership of Class B Common Stock, par value $.10 per share, of the Issuer which is convertible into Class A Common Stock on a share-for-share basis.

Mr. Horne's beneficial ownership consists of 2,124,600 shares held in a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees. All of such shares are subject to the 1997 Voting Trust for which Timothy P. Horne serves as sole trustee. (See Exhibits 4 and 5 for a description of the 1997 Voting Trust).

	(b)	Percent of Class:

		 7.8% (See Exhibit 1)

	(c)	Number of shares to which such person has:

	    (i)	sole power to vote or to direct the vote
						None

	   (ii)	shared power to vote or to direct the vote
					None

	  (iii)	sole power to dispose or to direct the disposition of
						None

	  (iv)	shared power to dispose or to direct the disposition of
						2,124,600

Item 5.  Ownership of Five Percent or Less of a Class.

	Not Applicable


Item 6.  Ownership of More than Five Percent
	  on Behalf of Another Person.

	Timothy P. Horne

Frederic B. Horne has the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,235,840 shares held for the benefit of Peter W. Horne under a revocable trust for which Frederic B. Horne serves as sole trustee, subject to the terms of such trust.

	George B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 2,124,600 shares held for the benefit of George B. Horne under a revocable trust for which Timothy P. Horne and George B. Horne serve as co-trustees.

Daniel W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,335,840 shares held for the benefit of Daniel W. Horne under a revocable trust for which Timothy P. Horne serves as sole trustee.

Deborah Horne has (subject to obtaining the consent of the trustee as described below) the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,335,840 shares held for the benefit of Deborah Horne under a trust for which Timothy P. Horne serves as sole trustee, which trust is revocable with the consent of the trustee.

Peter W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,235,840 shares held for the benefit of Peter W. Horne under a revocable trust for which Frederic B. Horne serves as sole trustee.

Tara V. Horne, Timothy P. Horne's daughter, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 50,000 shares which she holds individually and 30,200 shares held for her benefit under an irrevocable trust for which Timothy P. Horne serves as trustee. Judith Rae Horne, Timothy
P. Horne's wife, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of 207,740 shares held for the benefit of Tiffany Rae Horne, Timothy P. Horne's daughter, under a trust and custodial account for which Judith Rae Horne serves as sole trustee and custodian, respectively.


Item 6.  Ownership of More than Five Percent
	  on Behalf of Another Person.

	Noah T. Herndon

Frederic B. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,235,840 held for the benefit of Peter W. Horne under a revocable trust for which Frederic B. Horne serves as sole trustee, subject to the terms of such trust.

Peter W. Horne has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 1,235,840 shares held for the benefit of Peter W. Horne under a revocable trust for which Frederic B. Horne serves as sole trustee.


Item 6.  Ownership of More than Five Percent
	  on Behalf of Another Person.

	George B. Horne

Timothy P. Horne shares the power, as co-trustee with George B. Horne of a revocable trust for the benefit of George B. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 2,124,600 shares held in such trust.


Item 6.  Ownership of More than Five Percent
	  on Behalf of Another Person.

	Daniel W. Horne

Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Daniel W. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,335,840 shares held in such trust.




Item 6.  Ownership of More than Five Percent
	  on Behalf of Another Person.

	Deborah Horne

Timothy P. Horne has the power, as sole trustee of a revocable trust for the benefit of Deborah Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,335,840 shares held in such trust. The trustee's consent is required to revoke such trust.


Item 6.  Ownership of More than Five Percent
	  on Behalf of Another Person.

	Peter W. Horne

Frederic B. Horne has the power, as sole trustee of a revocable trust for the benefit of Peter W. Horne and subject to the limitations of such trust, to direct the receipt of dividends from, or the proceeds from the sale of, 1,235,840 shares held in such trust.


Item 6.  	Ownership of More than Five Percent
	 on Behalf of Another Person.

	Judith Rae Horne

Not Applicable

Item 6.	Ownership of More than Five Percent
on Behalf of Another Person.

Tara V. Horne

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable




Item 8.  Identification and Classification
	  of members of the Group.

A group has filed this Schedule 13G pursuant to Rule 13d-1(c).  See
Exhibit 3 for the identity of each member of the group.




Item 9.  Notice of Dissolution of Group.

	Not Applicable


Item 10.  Certification.

	Not Applicable




SIGNATURES

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1998         /s/ Timothy P. Horne
	                                 ____________________________
	                                 TIMOTHY P. HORNE

                                  /s/ Noah T. Herndon
                                 	____________________________
	                                 NOAH T. HERNDON

                                  /s/ Kenneth J. McAvoy
                                 	____________________________
	                                *GEORGE B. HORNE

                                  /s/ Kenneth J. McAvoy
                                	____________________________
	                                *DANIEL W. HORNE

                                  /s/ Kenneth J. McAvoy
                                 	____________________________
	                                *DEBORAH HORNE

                                  /s/ Kenneth J. McAvoy
                                 	____________________________
	                                *PETER W. HORNE

                                  /s/ Kenneth J. McAvoy
                                 	____________________________
	                                *JUDITH RAE HORNE

                                  /s/ Kenneth J. McAvoy
                                 	____________________________
	                                *TARA V. HORNE



*	By Kenneth J. McAvoy, Attorney in Fact pursuant to Powers of Attorney filed as Exhibit 5 to Amendment No. 5 to this Schedule 13G filed with the Securities and Exchange Commission on February 12, 1992, which Powers of Attorney are hereby incorporated herein by reference.



INDEX OF EXHIBITS


	1.	Voting Percentages

	2.	Amended and Restated Stock Restriction Agreement

	3.	Identity of Group Members

	4.	The George B. Horne Voting Trust Agreement - 1997

	5.	Amendement dated October 30, 1997 to the George B. Horne Voting
    Trust Agreement - 1997.

	6.	Horne Family Voting Trust Agreement - 1991

	7.	Amendment dated October 17, 1997 to the Horne Family Voting
    Trust Agreement - 1991.

	8.	Appointment of Noah T. Herndon as successor trustee under Horne
    Family Voting Trust Agreement - 1991.

	9.	Powers of Attorney
    (Incorporated by reference to Amendment No. 5 to this Schedule 13G filed with the Securities and Exchange Commission on February 12, 1992)





EXHIBIT 1


	Due to the fact that each share of Class A Common Stock is entitled to one vote on all matters submitted to stockholders and each share of Class B Common Stock is entitled to ten votes on all such matters, equity percentage is not equivalent to voting percentage. The following table indicates total percentage of voting power of outstanding shares of the Issuer possessed by any group member who has sole or shared voting power of any shares and by the group as a whole:

			Timothy P. Horne  	--	71.9%
			Noah T. Herndon  	--      	 9.8%
			Peter W. Horne      	-- 	0.08%
			Tara V. Horne	--	0.02%
			Group  		--	72.0%



EXHIBIT 2


	All Class B Common Stock shares owned individually by or in trust for the benefit of Timothy P. Horne, Frederic B. Horne, George B. Horne, Daniel W.
Horne, Deborah Horne and Peter W. Horne, and 80,200 Class B Common Stock shares owned individually or in trust for the benefit of Tara V. Horne, and 50,000 Class B Common shares held by Judith Rae Horne as trustee for a minor daughter and an insubstantial number of shares held in trusts for two minors of the Horne family, and any voting trust certificates representing such shares, are subject to an Amended and Restated Stock Restriction Agreement
(the "Agreement"). Upon any proposed voluntary transfer or transfer by operation of law of Class B Common Stock or voting trust certificates representing such shares by any of the above stockholders, or upon the death of such a stockholder holding such shares or voting trust certificates, the other parties to the Agreement (other than George B. Horne) have a pro rata right of first refusal to purchase such shares (including a second opportunity to elect to purchase any shares not purchased under the first right of refusal).

	The purchase price per share is the 15-day average trading price of the Issuer's Class A Common Stock while publicly traded, except in the case of certain involuntary transfers, in which case the purchase price is book value.

	This summary is qualified in its entirety by reference to the text of the Agreement which is incorporated herein by reference to Exhibit 2 to the Issuer's Current Report on Form 8-K dated October 31, 1991, and to the text of Amendment No. 1 to the Agreement which is incorporated herein by reference to
Exhibit 10.21 to the Issuer's Annual Report on Form 10-K dated September 16,
1997.






EXHIBIT 3


Item 8 Continued.

	The members of the group are:

	Timothy P. Horne
	Noah T. Herndon
	George B. Horne
	Daniel W. Horne
	Deborah Horne
	Peter W. Horne
	Judith Rae Horne
	Tara V. Horne



EXHIBIT 4


	All shares of Class B Common Stock held by Timothy P. Horne, individually, all shares of Class B Common Stock held by trusts for the benefit of Daniel W. Horne, Deborah Horne, Tara V. Horne and Timothy P. Horne's minor daughter, 2,124,600 shares held by a trust for the benefit of George B. Horne, and 50,000 shares of Class B Common Stock held by Tara V. Horne (7,858,040 shares in the aggregate) are subject to the terms of The George B. Horne Voting
Trust Agreement-1997 (the "1997 Voting Trust"). Under the terms of the 1997 Voting Trust, the trustee (currently Timothy P. Horne) has sole power to vote all shares subject to the 1997 Voting Trust.

	Under the terms of the 1997 Voting Trust, in the event Timothy P. Horne ceases to serve as trustee of the 1997 Voting Trust, then Noah T. Herndon, a director of the Company, John R. LeClaire, whose professional corporation is a partner in the law firm of Goodwin, Procter & Hoar LLP, and Walter J. Flowers, a partner in the law firm of Flowers and Lichtman (each, a "Successor Trustee" and collectively, the "Successor Trustees"), shall thereupon become co-trustees of the 1997 Voting Trust. At any time, Timothy P. Horne, if then living and not subject to incapacity, may designate up to two additional persons, one to be designated as the primary designee (the "Primary Designee") and the other as the secondary designee ("Secondary Designee"), to serve in the stead of any Successor Trustee who shall be unable or unwilling to serve as a trustee of the 1997 Voting Trust. Such designations are revocable by Timothy P. Horne at any time prior to the time at which such designees become a trustee. In the event that the Successor Trustees shall not concur on matters not specifically contemplated by the terms of the 1997 Voting Trust, the vote of a majority of the Successor Trustees shall be determinative.

	The 1997 Voting Trust expires on August 26, 2021, subject to extension on or after August 26, 2019 by stockholders (including the trustee of any trust stockholder, whether or nor such trust is then in existence) who deposited shares of Class B Common Stock in the 1997 Voting Trust and are then living or, in the case of shares in the 1997 Voting Trust the original depositor of which (or the trustee of the original depositor of which) is not then living, the holders of voting trust certificates representing such shares. The 1997 Voting Trust may be amended by vote of the holders of a majority of the voting trust certificates then outstanding and by the number of trustees authorized to take action at the relevant time. Shares may not be removed from the 1997 Voting Trust during its term without the consent of the trustees.



	This summary is qualified in its entirety by reference to the text of the 1997 Voting Trust which is incorporated herein by reference to Exhibit 9.2 of the Issuer's Annual Report on Form 10-K dated September 16, 1997, and to the text of amendment dated October 30, 1997 to the 1997 Voting Trust included herein as Exhibit 5.

EXHIBIT 5


AMENDMENT
TO
THE GEORGE B. HORNE VOTING TRUST AGREEMENT-1997

	AMENDMENT dated as of the 30th day of October, 1997 by and among Timothy
P. Horne, as trustee (the "Trustee") under the George B. Horne Voting Trust Agreement-1997 (the "Voting Trust Agreement"), and Timothy P. Horne, individually, Timothy P. Horne, as Trustee of the George B. Horne Trust -
1982, as currently republished, Timothy P. Horne, as Trustee of the Daniel W. Horne Trust - 1980, Timothy P. Horne, as Trustee of the Deborah Horne Trust - 1976, Timothy P. Horne, as Trustee of the George B. Horne Grandchildren's
Trust - 1995 F/B/O Tara V. Horne and Timothy P. Horne, as Trustee of the
George B. Horne Grandchildren's Trust - 1995 F/B/O Tiffany Horne
(collectively, the "Holders").

	WHEREAS, the Trustee and the Holders, as the registered holders of greater than a majority of voting trust certificates outstanding under the Voting Trust Agreement, desire to amend the Voting Trust Agreement to provide that voting trust certificates may not be transferred without the written consent of all of the Trustees under the Voting Trust Agreement.

	NOW, THEREFORE, the parties hereto do hereby agree as follows:

1.	The first paragraph of Section 4 of the Voting Trust Agreement is hereby amended and restated in its entirety to read as follows:

	"4.	Transfer of Certificates; Restrictions.  The transfer of any voting trust certificate (including without limitation any sale, assignment, donation, pledge, encumbrance, grant of a security interest, hypothecation or other transfer or disposition) (a) shall be effected only with the written consent of all of the Trustees then serving hereunder (acting together, or, if all such Trustees do not agree, by the Trustee, if any, having the Determination Power with respect to such transfer under Section 10 hereof) and (b) shall be subject to any restrictions, conditions and other provisions applicable to it or to the stock which it represents, whether imposed by law, specified on the relevant certificate or specified in the Restated Certificate of Incorporation of the Company, as amended (the "Restated Certificate") (provided that any transfer of voting trust certificates without a transfer of the underlying stock held in this voting trust shall in no way affect the voting rights of such underlying stock, consistent with the terms of the Restated Certificate), this Agreement or any other agreement, including without limitation the Stock Restriction Agreement dated as of August 28, 1986, as the same may have been or may hereafter be amended and/or restated, among parties hereto. Any attempted transfer in violation of such restrictions, conditions and other provisions shall be void ab initio and the Trustees shall not register such transfer or recognize the intended transferee as the holder of the voting trust certificate for any purpose. To the extent permitted by law, voting trust certificates shall not be subject to attachment, garnishment, judicial order, levy, execution or similar process, however instituted, for satisfaction of a judgment or otherwise."

2.	That portion of Schedule A to the Voting Trust Agreement setting forth the number of shares of Class B Common Stock of the Company held by Timothy P. Horne and George B. Horne as trustees of the George B. Horne Trust-1982, as currently republished (the "GBH Trust"), that are subject to the Voting Trust Agreement is hereby deleted and replaced with Schedule A attached hereto to reflect the deposit of 20,000 shares of Class B Common Stock held by the GBH Trust into the Voting Trust
Agreement.

3.	The effective date of this Amendment shall be the date first set forth above.

4.	As amended by this Amendment, the Voting Trust Agreement is in all respects ratified and confirmed, and as so amended by this Amendment the Voting Trust Agreement shall be read, taken and construed as one and the same instrument.

5.	This Amendment may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.

6.	This Amendment shall be governed in accordance with the laws of the
State of Delaware without regard to principles of conflicts of law.

	The parties hereto have executed this Amendment to the Voting Trust Agreement in one or more counterparts under seal as of the date first set forth above.

	_________________________
Timothy P. Horne, as Trustee

	___________________________
	Timothy P. Horne, individually

		______________________________
		Timothy P. Horne, as Trustee of
the
	 	George B. Horne Trust-1982

		______________________________
Timothy P. Horne, as Trustee of
the Deborah Horne Trust-1976

		______________________________
Timothy P. Horne, as Trustee of
the Daniel W. Horne Trust-1980


		______________________________
		Timothy P. Horne, as Trustee of
the
	 	Grandchildren's Trust f/b/o
		Tara V. Horne

		______________________________
		Timothy P. Horne, as Trustee of
the
	 	Grandchildren's Trust f/b/o
		Tiffany R. Horne

Acknowledged and Agreed:


______________________________
George B. Horne, as Beneficiary of
the George B. Horne Trust-1982




SCHEDULE A


			                                                       	   No. of
				                                                          Shares
	                        No. of Shares		   Class B Stock	     Not Subject to
Depositor	               Subject to Trust		Certificate No.	   Trust (if any)

Timothy P. Horne and 	   2,124,600			                         0
George B. Horne as
trustees of the
George B. Horne
Trust-1982 as
currently republished

DOCSC\562614.1




EXHIBIT 6


	The shares of Class B Common Stock beneficially owned by the trust for the benefit of Peter W. Horne (1,235,840 shares in the aggregate), are subject to the terms of the Horne Family Voting Trust Agreement - 1991 (the "1991 Voting Trust"). Under the terms of the Voting Trust, the two trustees (currently Timothy P. Horne and Noah T. Herndon) vote all shares subject to the voting trust except that Timothy P. Horne generally has the right to vote such shares in the event that the trustees do not concur with respect to any proposed action other than the election or removal of directors.

	Under the terms of the 1991 Voting Trust, Timothy P. Horne and George B. Horne may designate an individual to serve as co-trustee with Timothy P. Horne and/or to succeed Timothy P. Horne as sole trustee if Timothy P. Horne ceases to serve as a trustee, and may revoke such designations. If such designee or designees shall become a trustee and shall cease for any reason to serve as such during the term of the 1991 Voting Trust, the holders of a majority of the outstanding voting trust certificates shall designate successor trustees.

	The 1991 Voting Trust expires on October 31, 2001, subject to extension on or after October 31, 1999 by stockholders depositing shares of Class B Common Stock in the 1991 Voting Trust or, in certain cases, the holders of voting trust certificates representing such shares. The 1991 Voting Trust may be amended or terminated by vote of the holders of a majority of the outstanding voting trust certificates and, while one or more of Timothy P. Horne, Frederic B. Horne and their two successors designated as described in the preceding paragraph is serving as trustee, the trustees. Shares may not be removed from the 1991Voting Trust during its term without the consent of the trustees.

	This summary is qualified in its entirety by reference to the text of the 1991 Voting Trust which is incorporated herein by reference to Exhibit 1 to the Issuer's Current Report on Form 8-K dated October 31, 1991, to the text of the amendments to the 1991 Voting Trust which are incorporated herein by reference to Exhibit 9.1 to the Issuer's Annual Report on Form 10-K dated September 16, 1997, and to the text of amendment dated October 17, 1997 to the 1991 Voting Trust included herein as Exhibit 7, and to the text of the signature counterpart to the 1991 Voting Trust included herein as Exhibit 8.

EXHIBIT 7


	AMENDMENT
	TO
	HORNE FAMILY VOTING TRUST AGREEMENT-1991

AMENDMENT dated as of the __ day of October, 1997 by and among Timothy
P. Horne and Noah T. Herndon, as trustees (together, the "Trustees") under the Horne Family Voting Trust Agreement-1991, as amended (the "Voting Trust Agreement"), Frederic B. Horne as trustee of the Peter W. Horne Trust-1976 (the "Stockholder"), and Watts Industries, Inc., a Delaware corporation (the "Company").

WHEREAS, the Company, the Trustees and the Stockholder, as the registered holder of all of the voting trust certificates outstanding under the Voting Trust Agreement, desire to amend the Voting Trust Agreement to provide that voting trust certificates may not be transferred without the written consent of all of the Trustees.

NOW, THEREFORE, the parties hereto do hereby agree as follows:

1.	The second paragraph of Section 1 of the Voting Trust Agreement is hereby amended and restated in its entirety to read as follows:

"Any registered holder of voting trust certificates hereunder may from time to time withdraw shares represented thereby pursuant to this Agreement in the manner provided below in this Section 1, and such shares, when so withdrawn, shall be free of any restrictions imposed by this Agreement, but shall remain subject to any and all restrictions imposed by other agreements or by law.
Such withdrawal shall be effected only by a written amendment to this Agreement in the form of Exhibit A hereto executed by all of the Trustees then serving hereunder (acting together or, if all such Trustees do not agree, by the Trustee, if any, having the Determination Power with respect to such withdrawal under Section 10 hereof), and, if neither TIMOTHY P. HORNE nor FREDERIC B. HORNE is then serving as a Trustee hereunder, also by the holders of a majority in interest of the voting trust certificates hereunder then outstanding; provided, however, that in the event TIMOTHY P. HORNE for any reason ceases to serve as a Trustee hereunder, any successor Trustee appointed pursuant to the second paragraph of Section 11 hereof (or any co-Trustee appointed pursuant to the sixth sentence of the first paragraph of Section 11) shall have the sole power to consent to and authorize (without any required consent or approval of any other Trustee or any holder of voting trust certificates) the withdrawal of any shares of Class B Common Stock deposited by TIMOTHY P. HORNE at the date hereof or hereafter, or capital stock otherwise represented by voting trust certificates held by TIMOTHY P. HORNE as of the date he ceases to serve as a Trustee hereunder or held by him thereafter (collectively, "TPH Shares"). Upon the surrender of the voting trust certificate or certificates designated in such amendment by such holder, the Trustees are authorized to deliver or cause to be delivered to such holder a certificate or certificates for the shares of the capital stock of the Company so withdrawn, with any appropriate restrictive legends, and a voting trust certificate in respect of the remaining shares, if any. Nothing in this Section 1 or in any such amendment shall modify, amend, limit or terminate any other restrictions contained in, or be construed as a consent to any transfer of shares subject to this Agreement under, any other agreement or instrument, unless such amendment specifically refers to such other agreement or instrument and satisfies all requirements for amendment or waiver thereof (including execution and delivery by appropriate parties)."

2.	The first paragraph of Section 4 of the Voting Trust Agreement is hereby amended and restated in its entirety to read as follows:

"4.	Transfer of Certificates; Restrictions.  The transfer of
any voting trust certificate (including without limitation any sale, assignment, donation, pledge, encumbrance, grant of a security interest, hypothecation or other transfer or disposition) (a) shall be effected only with the written consent of all of the Trustees then serving hereunder (acting together, or, if all such Trustees do not agree, by the Trustee, if any, having the Determination Power with respect to such transfer under Section 10 hereof) and (b) shall be subject to any restrictions, conditions and other provisions applicable to it or to the stock which it represents, whether imposed by law, specified on the relevant certificate or specified in the Restated Certificate of Incorporation of the Company, as amended (the "Restated Certificate") (provided that any transfer of voting trust certificates without a transfer of the underlying stock held in this voting trust shall in no way affect the voting rights of such underlying stock, consistent with the terms of the Restated Certificate), this Agreement or any other agreement, including without limitation the Stock Restriction Agreement dated as of August 28, 1986, as the same may have been or may hereafter be amended and/or restated, among parties hereto. Any attempted transfer in violation of such restrictions, conditions and other provisions shall be void ab initio and the Trustees shall not register such transfer or recognize the intended transferee as the holder of the voting trust certificate for any purpose. To the extent permitted by law, voting trust certificates shall not be subject to attachment, garnishment, judicial order, levy, execution or similar process, however instituted, for satisfaction of a judgment or otherwise."

3.	Clause (iii) of the fourth paragraph of Section 10 of the Voting Trust
Agreement is hereby amended and restated in its entirety to read as follows:

"(iii)	If at any time FREDERIC B. HORNE shall cease to
serve as a Trustee hereunder while TIMOTHY P. HORNE is serving as a Trustee hereunder, the concurrence of both TIMOTHY P. HORNE and any successor Trustee appointed in accordance with the second paragraph of Section 11 shall be required in connection with any vote involving the election or removal of a Director or Directors of the Company as provided in clause (ii) above, but in all other respects TIMOTHY P. HORNE (for so long as he continues to serve as a Trustee hereunder) shall have the Determination Power."

4.   	The first paragraph of Section 11 of the Voting Trust Agreement is hereby amended by deleting the following text in its entirety:

"At least one Trustee shall serve hereunder at all times.
Trustees shall in no event be subject to removal for any reason and any Trustee hereunder shall serve until his or her resignation, refusal to act, death, permanent disability or incapacity (as hereinafter defined) to act. Any Trustee hereunder may resign by a signed instrument delivered to the remaining Trustee or Trustees, if any, or otherwise to the registered holders of the outstanding voting trust certificates. The following provisions shall govern the succession of Trustees hereunder. In the event that FREDERIC B. HORNE shall cease to serve as a Trustee hereunder while TIMOTHY P. HORNE is serving as a Trustee hereunder, then TIMOTHY P. HORNE and any individual designated pursuant to the following paragraph of this Section 11 shall serve as co-Trustees hereunder; provided, however, that TIMOTHY P. HORNE shall have the Determination Power for so long as he serves as a Trustee hereunder in such circumstances to the extent provided in Section 10; and provided further, however, that (i) if no designation of a successor Trustee pursuant to the following paragraph of this Section 11 shall be in effect at the time FREDERIC B. HORNE ceases to serve as a Trustee hereunder, or (ii) if all successor Trustees designated pursuant to the following paragraph of this Section 11 at the time FREDERIC B. HORNE ceases to serve as a Trustee hereunder have failed to serve as Trustees hereunder or have served as Trustees hereunder and thereafter ceased to so serve, an individual who shall be designated by TIMOTHY P. HORNE shall become and serve as a co-Trustee with TIMOTHY P. HORNE (and should such individual cease to serve, TIMOTHY P. HORNE shall designate in the same manner such successive individuals to serve) for the sole purposes of voting with TIMOTHY P. HORNE and making any withdrawal decisions for so long (and only so long) as TIMOTHY P. HORNE shall serve as a Trustee hereunder. In the event TIMOTHY P. HORNE shall cease to serve as a Trustee hereunder while FREDERIC B. HORNE is serving as a Trustee hereunder, then FREDERIC B. HORNE and any individual designated pursuant to the following paragraph of this Section 11 shall serve as co-Trustees hereunder; provided, however, that FREDERIC B. HORNE shall have the Determination Power for so long as he serves as a Trustee hereunder in such circumstances to the extent provided in
Section 10; and provided further, however, that (i) if no designation of a successor Trustee pursuant to the following paragraph of this Section 11 shall be in effect at the time
TIMOTHY P. HORNE ceases to serve as a Trustee hereunder, or (ii) if all successor Trustees designated pursuant to the following paragraph of this Section 11 at the time TIMOTHY P. HORNE ceases to serve as a Trustee hereunder have failed to serve as Trustees hereunder or have served as Trustees hereunder and thereafter ceased to so serve, an individual who shall be designated by FREDERIC B. HORNE (and who is named as an executor under the will of TIMOTHY P. HORNE to the extent any such executor is living and willing and able to serve), shall become and serve as a co-Trustee with FREDERIC B. HORNE (and should such individual cease to serve, FREDERIC B. HORNE shall designate in the same manner such successive individuals to serve) for the sole purposes of voting with FREDERIC B. HORNE and making any withdrawal decisions, in each case with respect to TPH Shares as contemplated in subclauses (B) and (C) of clause (iv) of
Section 10, for so long (and only so long) as FREDERIC B. HORNE shall serve as a Trustee hereunder. In the event that both
TIMOTHY P. HORNE and FREDERIC B. HORNE cease to serve as Trustees hereunder, then first any individual designated as the Primary Designee (as defined below) and then (in the event the Primary Designee shall fail or cease to serve as a Trustee hereunder) any person designated as the Secondary Designee (as defined below) pursuant to the following paragraph of this Section 11 shall continue serving as or shall become (as applicable) the sole Trustee hereunder. In the event any Primary Designee named pursuant to the following paragraph shall fail or cease to serve as a Trustee hereunder, then any Secondary Designee named pursuant to the following paragraph shall become a Trustee hereunder, serving as a co-Trustee as provided herein (subject to the provisions of clauses
(ii), (iii) and (iv) of Section 10) in the event the Primary Designee fails or ceases to serve as a Trustee hereunder while FREDERIC B. HORNE or TIMOTHY P. HORNE (as applicable) is also serving as a Trustee hereunder and otherwise serving as the sole Trustee hereunder. After each of TIMOTHY P. HORNE, FREDERIC B. HORNE and all individuals designated pursuant to the following paragraph of this Section 11 shall cease to serve as Trustees hereunder, or if for any other reason there are no Trustees serving hereunder, then (and only then) a successor Trustee or Trustees shall be promptly appointed by registered holders of a majority in interest of the voting trust certificates then outstanding. Persons designated as Trustees hereunder may be granted and may hold the Determination Power only in accordance with Section 10 hereof."

5.	The second  paragraph of Section 11 of the Voting Trust Agreement is hereby amended and restated in its entirety to read as follows:

"At any time GEORGE B. HORNE and TIMOTHY P. HORNE, if then living and not then subject to any incapacity (as hereinafter defined), may, by written instrument signed by each of them and filed with the registered office of the Company in Delaware, designate (i) an individual to serve as co-Trustee with TIMOTHY P. HORNE and/or to succeed TIMOTHY P. HORNE as sole Trustee hereunder should TIMOTHY P. HORNE cease to serve as a Trustee hereunder, in each case as contemplated by Section 10 and the preceding paragraph (the "Primary Designee"), and (ii) if they so elect, an additional individual to succeed the Primary Designee in performing the foregoing functions as Trustee hereunder (the "Secondary Designee") in the event that the Primary Designee shall fail or cease to serve as a Trustee hereunder. Any such designation shall also be revocable by a written instrument signed by each of GEORGE B. HORNE and TIMOTHY P. HORNE (if then living and not then subject to any incapacity (as hereinafter defined)) and filed with the registered office of the Company in Delaware at any time prior to the time at which a designated successor becomes a Trustee hereunder. It is understood that the provisions of this Section 11 are intended to permit the designation of two individuals to act as co-Trustees with TIMOTHY P. HORNE under certain circumstances and to follow
TIMOTHY P. HORNE successively in the line of succession as Trustees hereunder, and while designations of particular individuals may be revoked (such as in the case of a designee's death, for example), no more than two individuals may become Trustees hereunder pursuant to a designation as a Primary or Secondary Designee absent an amendment to this Agreement, it being understood that in the event a Secondary Designee becomes a Trustee hereunder because a Primary Designee shall have failed to serve as a Trustee hereunder, then the individuals so empowered in this paragraph may thereafter name a new Secondary Designee in accordance with the terms hereof. In the event either GEORGE B. HORNE or TIMOTHY P. HORNE dies or becomes subject to any incapacity (as hereinafter defined), then the power to appoint or revoke the appointment of Primary and/or Secondary Designees may be exercised by such of these individuals who are then living and not then subject to any incapacity (as hereinafter defined). The power designated in this paragraph is personal to, and may be exercised only by, the individuals named in this paragraph in accordance with the terms hereof. The provisions of this paragraph are intended to be permissive and shall authorize, but not require, the appointment of a Primary or Secondary Designee."

6.	The effective date of this Amendment shall be the date first set forth above.

7.	As amended by this Amendment, the Voting Trust Agreement is in all respects ratified and confirmed, and as so amended by this Amendment the Voting Trust Agreement shall be read, taken and construed as one and the same instrument.

8.	This Amendment may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which so executed shall be deemed to be an original, but all of such counterparts shall together constitute but one and the same instrument.

9.	This Amendment shall be governed in accordance with the laws of the
State of Delaware without regard to principles of conflicts of law.

The parties hereto have executed this Amendment to the Voting Trust Agreement in one or more counterparts under seal as of the date first set forth above.


WATTS INDUSTRIES, INC.


By:
     Timothy P. Horne, Chairman


	_________________________
Noah T. Herndon, as Trustee


	__________________________
Timothy P. Horne, as Trustee


	______________________________
Frederic B. Horne, as Trustee of
the Peter W. Horne Trust-1976


EXHIBIT 8



COUNTERPART TO HORNE FAMILY VOTING TRUST AGREEMENT-1991
DATED OCTOBER 31, 1991, AS AMENDED TO DATE


	WHEREAS, Frederic B. Horne has resigned as a Trustee pursuant to the provisions of Section 11 of the Agreement; and

	WHEREAS, the undersigned, Noah T. Herndon, is the Primary Designee (as defined in Section 11 of the Agreement) for the purposes of the Agreement.

	NOW, THEREFORE, by executing this counterpart, the undersigned hereby accepts appointment as a successor Trustee hereunder and agrees to be bound by the terms hereof, as of the 17th day of October, 1997.



							____________________
							Noah T. Herndon